FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 23, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                     FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      June 22, 2005

3.    Press Release
      -------------

      June 22, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that Ivey International Inc, a British Columbia environmental solutions company working with DynaMotive, has successfully emulsified BioOil with hydrocarbon diesel. The goal of the emulsification testing is to allow for co-burning of a BioOil/diesel mix in stationary engines without requiring significant modifications to them. If successfully developed, a product which permits BioOil to supplement diesel fuel will open a major market for both DynaMotive and Ivey. A test program to develop emulsification of BioOil with fuel oil and other heavy hydrocarbons will follow.

BioOil and diesel are generally not miscible; mixing them requires an emulsifying agent to achieve a stable mixture. Ivey's patented Ivey-sol Surfactant formulations were used to achieve the blending of 20% BioOil with 80% commercial diesel fuel. Preliminary findings met the required objectives, with successful blending stability exceeding 60 minutes. Additional testing is planned to further extend the stability of the blend. Photographs of the emulsion will be available at DynaMotive's website (www.dynamotive.com) by June 24, 2005.

BioOil emulsions are a cornerstone of DynaMotive's market penetration strategy, as they will permit BioOil to be added as a cost-effective green component to fossil fuels which are currently used in power stations. The goal of the emulsification program is to produce low cost and stable emulsions compatible with existing stationary diesel engine technology. As energy prices reach record levels and environmental concerns take centre stage, BioOil presents a strong potential as a partial fuel alternative.

DynaMotive and Ivey International acknowledge Mr. Anton Kuipers, Director of Business Development, Leading Edge British Columbia, for bringing the two Companies together on this important initiative.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 263-1731

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 22nd day of June 2005.


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)    "Andrew Kingston"
                                       ------------------------------
                                        Andrew Kingston
                                        President & CEO










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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - June 22, 2005

               BioOil-Hydrocarbon Emulsion Successfully Tested
             Test Confirms BioOil and Diesel Fuel Mix is Possible

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that Ivey International Inc, a British Columbia environmental solutions company working with DynaMotive, has successfully emulsified BioOil with hydrocarbon diesel. The goal of the emulsification testing is to allow for co-burning of a BioOil/diesel mix in stationary engines without requiring significant modifications to them. If successfully developed, a product which permits BioOil to supplement diesel fuel will open a major market for both DynaMotive and Ivey. A test program to develop emulsification of BioOil with fuel oil and other heavy hydrocarbons will follow.

BioOil and diesel are generally not miscible; mixing them requires an emulsifying agent to achieve a stable mixture. Ivey's patented Ivey-sol Surfactant formulations were used to achieve the blending of 20% BioOil with 80% commercial diesel fuel. Preliminary findings met the required objectives, with successful blending stability exceeding 60 minutes. Additional testing is planned to further extend the stability of the blend. Photographs of the emulsion will be available at DynaMotive's website (www.dynamotive.com) by June 24, 2005.

BioOil emulsions are a cornerstone of DynaMotive's market penetration strategy, as they will permit BioOil to be added as a cost-effective green component to fossil fuels which are currently used in power stations. The goal of the emulsification program is to produce low cost and stable emulsions compatible with existing stationary diesel engine technology. As energy prices reach record levels and environmental concerns take centre stage, BioOil presents a strong potential as a partial fuel alternative.

DynaMotive and Ivey International acknowledge Mr. Anton Kuipers, Director of Business Development, Leading Edge British Columbia, for bringing the two Companies together on this important initiative.

Ivey International Inc. is an innovative environmental remediation company located near Vancouver, BC, Canada. The company prides itself in the development of several patented environmental products that are commonly used for the rapid and cost effective remediation of air, soil and groundwater contamination. One of the company's specializations is in the field of production of emulsions. For more information on Ivey International Inc. please visit www.iveyinternational.com or call 1-800-246-2744.

DynaMotive is an energy systems company that is focused in the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost and convert them into a renewable and environmentally friendly fuel. Examples include forestry residues, wood bark agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char making them a renewable and environmentally friendly oil and char reserve that is available world-wide.

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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